Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-290048

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 29, 2025, (the “Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus may be obtained on request without charge from the Corporate Secretary of DeFi Technologies Inc., at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6, Telephone: +1 (323) 537-7681, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 29, 2025

New Issue	September 26, 2025

DEFI TECHNOLOGIES INC.

US$100,000,000

45,662,101 Common Shares
Warrants to Purchase up to 34,246,577 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of DeFi Technologies Inc. (“DeFi Technologies”, the “Company”, “we”, “us” or “our” as the context requires), together with the short form base shelf prospectus dated August 29, 2025 to which this Prospectus Supplement relates (the “Prospectus”) qualifies the distribution of an aggregate of 45,662,101 common shares (the “Offered Shares”) of the Company and common share purchase warrants exercisable for 34,246,577 common shares of the Company (each whole warrant, an “Offered Warrant”, and together with the Offered Shares, the “Offered Securities”) directly to certain investors (the “Purchasers”). The combined price of one Offered Share and three quarters of one Offered Warrant is US$2.19 (the “Offering Price”). Each Offered Warrant entitles the holder to purchase one common share of the Company (each a “Warrant Share”) at an exercise price of US$2.63 per underlying Warrant Share for a period of three years from the Closing Date (as defined herein), subject to an acceleration feature based upon share price appreciation. The issuance and sale of the Offered Securities to the Purchasers is referred to in this Prospectus Supplement as the “Offering.” See “Plan of Distribution” and “Description of the Securities Being Distributed”.

This Prospectus Supplement also qualifies for distribution, 34, 246,577 Warrant Shares issuable from time to time on exercise of the Offered Warrants issuable under this Prospectus Supplement, and such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Offered Warrants.

The Offering is being made in Canada under this Prospectus Supplement and the Prospectus and in the United States only as a registered direct offering under the Company's Base Shelf Prospectus, filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the corresponding registration statement on Form F-10 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. This Prospectus Supplement qualifies the distribution of the Offered Shares and Offered Warrants to eligible investors outside of Canada, including the Warrant Shares issuable upon exercise of the Offered Warrants.

The Offered Securities will be sold directly to the Purchasers pursuant to a securities purchase agreement (the “Purchase Agreement”) September 25, 2025, among the Company and the Purchasers. Joseph Gunnar & Co., LLC (the "Placement Agent") is acting as exclusive placement agent for the Company in respect of the Offering pursuant to the terms and conditions of a placement agency agreement dated September 25, 2025 between the Company and the Placement Agent (the “Agency Agreement”), under which the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Securities offered hereby. The Offering Price was determined by arms’ length negotiation between the Company and the Placement Agent with reference to the prevailing market price of the Common Shares. See "Plan of Distribution".

No underwriter or agent has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement. The Company has not engaged in the business of trading and advising in securities with respect to the Offering.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the agents or experts named in this Prospectus Supplement and the Prospectus are, and that a substantial portion of the assets of those persons may be located outside of the United States. See “Agent for Service of Process”.

THE OFFERED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

An investment in the Offered Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Securities. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

	Price to the Public		Placement Agent’s Fee(1)		Net Proceeds to the Company(2)
Per Offered Share and three-quarters of one Offered Warrant	US$	2.19	US$	0.1314	US$	2.0586
Total Offering	US$	100,000,001.19	US$	6,000,000.07	US$	94,000,001.12

Notes:

(1)	Pursuant to the terms and conditions of the Agency Agreement, the Company has agreed to pay a cash commission to the Placement Agent (the “Placement Agents’ Fee”) equal to 6.0% of the gross proceeds of the Offering (US$0.1314 per Offered Share and three-quarters of one Offered Warrant) and the Company has agreed to reimburse the Placement Agent for certain expenses. See “Plan of Distribution”.
(2)	After deducting the Placement Agent’s Fee, but before deducting the other expenses of the Offering, estimated to be US$700,000, which will be paid from the proceeds of the Offering.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada”) under the symbol “DEFI”, as well as on the Nasdaq Capital Market (“Nasdaq”) under the symbol “DEFT”, and on the Open Market of the Frankfurt Stock Exchange (the “FSE”) under the symbol “GR: R9B”. On September 24, 2025, being the last complete trading day prior to the announcement of the Offering, the closing price of the Common Shares on Cboe Canada was CDN$3.68, the closing price of the Common Shares on the Nasdaq was US$2.61, and the closing price of the Common Shares on the FSE was €2.25. On September 25, 2025, being the last complete trading day prior to the filing of this Prospectus Supplement, the closing price of the Common Shares on Cboe Canada was CDN$2.96, the closing price of the Common Shares on the Nasdaq was US$2.13, and the closing price of the Common Shares on the FSE was €1.86. The Company has applied to list the Offered Shares and the Warrant Shares on Cboe Canada and the Nasdaq and Cboe Canada has conditionally approved the Company's listing application. There is no assurance that Nasdaq will authorize the listing application. The listing of the Offered Shares and the Warrant Shares remains subject to the Company fulfilling all of the requirements of Cboe Canada and the Nasdaq, respectively.

There is no established trading market for the Offered Warrants, and the Company does not expect such a market to develop. In addition, the Company does not plan on making an application to list the Offered Warrants on Cboe Canada, Nasdaq, or any other securities exchange or other trading system. This may affect the pricing of the Offered Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Offered Warrants, and the extent of issuer regulation. See "Risk Factors".

Certain Canadian legal matters in connection with the Offering will be passed upon on behalf of the Company by Farris LLP and on behalf of the Placement Agent by Cozen O’Connor LLP. Certain United States legal matters in connection with the Offering will be passed upon on behalf of the Company by Latham & Watkins LLP and on behalf of the Placement Agent by Cozen O’Connor P.C.

It is expected that closing of the Offering will occur on or about September 26, 2025 or such other date as the Company and the Placement Agent may agree upon (the “Closing” or “Closing Date”).

The Offered Shares will be delivered to the Purchasers in global form through the Depository Trust Company’s (“DTC”) Deposit/Withdrawal at Custodian system on the Closing Date. The Offered Warrants will be evidenced by physical certificates issued to the Purchasers and delivered in accordance with the written instructions provided by the Purchasers to the Company.

None of the Placement Agent, any affiliate of the Placement Agent nor any person or company acting jointly or in concert with the Placement Agent, has over-allotted, or will over-allot, the Common Shares in connection with this offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement and the Prospectus in connection with the issue and sale of the Offered Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus Supplement and the Prospectus is accurate only as of the date of such document unless otherwise specified. The Company’s business, financial condition, results of operations and prospects may have changed since such date. See “General Matters”.

The head office and registered office of the Company is located at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6.

Olivier Roussy Newton, a director and the Company’s Chief Executive Officer and Executive Chairman, Andrew Forson, President of the Company, and directors Mikael Tandetnik, Stefan Hascoet, Chase Ergen, Per Von Rosen and Silvia Andriotto each reside outside of Canada. Each of the foregoing has appointed the Company, at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6, as agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

The Company is neither a “connected issuer” nor a “related issuer” of the Placement Agent as defined in National Instrument 33-105 - Underwriting Conflicts.

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Sole Placement Agent

Joseph Gunnar & Co., LLC

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

BASE SHELF PROSPECTUS TABLE OF CONTENTS

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, references to the “Company”, “DeFi Technologies”, “we”, “us”, “our” or similar terms in this Prospectus Supplement refer to DeFi Technologies Inc. together, where context requires, with its subsidiaries.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Securities being offered and the method of distribution of those securities and also supplements and updates information regarding the Company contained in the Prospectus. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Securities being offered under this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering.Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Prospectus together with the additional information about the Company to which we refer you in the sections of this Prospectus Supplement titled “Documents Incorporated by Reference”.

Investors should rely only on information contained in this Prospectus Supplement, the Prospectus or any information incorporated by reference herein and therein. The Company has not authorized anyone to provide investors with different or additional information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the Prospectus. If anyone provides the reader with different or additional information, the reader should not rely on it. The Company is not making an offer to sell the Offered Securities in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of this Prospectus Supplement or Prospectus, as applicable, or the respective dates of the documents incorporated by reference in this Prospectus Supplement or the Prospectus, unless otherwise noted in this Prospectus Supplement or the Prospectus or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Market and industry data used throughout this Prospectus Supplement, the Prospectus, and the documents incorporated by reference herein and therein, were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects. The Company has not independently verified such information and does not make any representation as to the accuracy of such information.

This Prospectus Supplement and the Prospectus shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference in this Prospectus Supplement or the Prospectus or the documents incorporated by reference herein or therein, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, www.defi.tech, shall not be deemed to be a part of this Prospectus Supplement, the Prospectus or any document incorporated by reference herein or therein, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Securities.

This Prospectus Supplement, the Prospectus and the documents incorporated by reference therein are part of the Registration Statement. This Prospectus Supplement and Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Offered Securities. See “Certain Available Information”.

Information contained in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection with this Prospectus Supplement and the Prospectus.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein contain or incorporate by reference “forward-looking information” with respect to the Company. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy, and includes any guidance and forecasts appearing in this Prospectus Supplement, the Prospectus or in the documents incorporated by reference herein or therein. In order to give such forward-looking information, the Company has made certain assumptions about its business, operations, the economy and the decentralized finance industry in general. In this respect, the Company has assumed that the Offering with complete in accordance with the currently anticipated timing; Cboe Canada and Nasdaq will approve the listing of the Offered Shares and Warrant Shares; its operations will remain consistent with management’s expectations, contracted parties will provide goods and services on agreed timeframes, required regulatory approvals will be received and maintained, no material adverse change will occur, and no significant events will occur outside of the Company’s normal course of business. No assurance can be given that the expectations in any forward-looking information will prove to be correct and, as such, the forward-looking information included in this Prospectus Supplement, the Prospectus Supplement and the documents incorporated by reference herein and therein should not be unduly relied upon.

Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information.

Except for statements of historical fact relating to DeFi Technologies, information contained in this Prospectus Supplement and the Prospectus constitutes forward-looking information, including but not limited to, statements with respect to:

●	the expected timing for the closing of the Offering;

●	the expected use of proceeds from the Offering;

●	the business objectives and milestones the Company intends to achieve over the next twelve months;

●	the listing of the Offered Shares and Warrant Shares on Cboe Canada and Nasdaq;

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investment strategy;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s equity investments in digital assets;

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures, DeFi Alpha, Reflexivity Research, Stillman Digital (as defined herein) and DeFi Advisory business lines;

●	development of ETPs (as defined herein) and partnerships and joint ventures with other companies;

●	listing of ETPs;

●	geographic expansion of the Company and its subsidiaries;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	future development of laws and regulations governing the DeFi industry;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases;

●	the impact of climate change; and

●	other expectations of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and its plans and objectives, and may not be appropriate for other purposes. See the section entitled “Risk Factors” below, in the section entitled “Risk Factors” in the Prospectus, in the section entitled “Risk Factors” in the AIF (as defined herein) and the risk factors set forth in the interim and annual management’s discussion and analysis of the Company, for additional risk factors that could cause results to differ materially from forward-looking information.

All forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Company as of the date hereof or thereof. The Company undertakes no obligation to update or revise the forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus Supplement and the Prospectus and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Offered Securities.

CERTAIN AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), accessible at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement on Form F-10 (File No. 333-290048) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Offered Securities offered under this Prospectus Supplement. This Prospectus Supplement, the Prospectus, including the documents incorporated by reference herein and therein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement, the Prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement is determined using IFRS, which differs from accounting principles generally accepted in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The audited annual financial statements of the Company incorporated herein by reference are reported in Canadian dollars. The unaudited interim financial statements of the Company incorporated herein by reference are reported in United States dollars. In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “$”and “US$” are to U.S. dollars, and references to “C$” and “CDN$” are to Canadian dollars.

The following table sets out for each period presented the exchange rates at the end of the period and the average exchange rates during the period indicated for one U.S. dollar, expressed in Canadian dollars, based on the daily average exchange rates published by the Bank of Canada.

	Six Months	Six Months
	Ended	Ended	Year Ended	Year Ended
	June 30, 2025	June 30, 2024	December 31, 2024	December 31, 2023
High	1.4489	1.3821	1.4416	1.3875
Low	1.3558	1.3471	1.3316	1.3128
Average rate per period	1.3976	1.3649	1.3698	1.3497
Rate at end of period	1.3643	1.3687	1.4389	1.3226

As of the business day immediately prior to the announcement of the Offering and as of the business day immediately prior to the date of filing of this Prospectus Supplement, the indicative rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars were US$1.00 equals CDN$1.3893 and CDN$1.3927, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company, at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6, Telephone: +1 (323) 537-7681, and are also available electronically under the issuer profile of the Company through SEDAR+ at www.sedarplus.ca. These documents may also be found through EDGAR at the website of the SEC at www.sec.gov and on the Company’s website at www.defi.tech. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out in this Prospectus Supplement.

The information incorporated by reference as described below is considered part of this Prospectus Supplement, and information filed with the securities commission or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, subsequent to this Prospectus Supplement and prior to the termination of the Offering will be deemed to update and, if applicable, supersede this information. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2024 dated March 30, 2025 (the “AIF”).

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023, the notes thereto, and the independent auditors’ report thereon;

(c)	management’s discussion and analysis of financial position and results of operations of the Company dated March 30, 2025 for the year ended December 31, 2024 and 2023;

(d)	the unaudited condensed consolidated interim financial statements of the Company filed August 14, 2025 for the three and six months ended June 30, 2025 and 2024, and the notes thereto;

(e)	management’s discussion and analysis of financial position and results of operations of the Company filed August 14, 2025 for the unaudited condensed consolidated interim financial statements referred to in paragraph (d) above;

(f)	the management information circular of the Company dated May 20, 2025 in connection with the annual and general special meeting of shareholders of the Company held on June 30, 2025;

(g)	the material change report of the Company dated March 3, 2025 relating to the appointment of Charles Ergen to the Company’s board of directors;

(h)	the material change report of the Company dated April 10, 2025 relating to the appointment of Andrew Forson as President of the Company; and

(i)	the material change report of the Company dated September 25, 2025 with respect to the Offering.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus Distributions (excluding confidential material change reports, if any) filed by the Company after the date of this Prospectus Supplement disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus Supplement is effective, shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, any document or information incorporated by reference in this Prospectus Supplement filed by the Company with, or furnished by the Company to, the SEC pursuant to the Exchange Act, subsequent to the date of this Prospectus Supplement during the period that this Prospectus Supplement is effective shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report). The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and the readers should review all information contained in this Prospectus Supplement, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form, new audited annual consolidated financial statements (and accompanying management’s discussion and analysis) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus Supplement is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management’s discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement for purpose of future offers and sales of Offered Securities under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Securities under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Securities under this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

Notwithstanding anything in this Prospectus Supplement to the contrary, any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under the heading “Documents Incorporated by Reference,” the following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (1) the Purchase Agreement; (2) the Agency Agreement; and (3) the form of Offered Warrant.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to prospective investors. Prospective investors should read the more detailed information about the Company in documents, including the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

The Company was incorporated in British Columbia pursuant to the Company Act (British Columbia) (the “BCCA”) under the name “Western Premium Resource Corp.” on April 14, 1986. On August 29, 1997, the Company filed a certificate of change of name under the BCCA and changed its name to “Zodiac Exploration Corp.” On December 18, 1998, the Company filed a certificate of change of name under the BCCA and changed its name to “Donnybrook Resources Inc.” On August 13, 2003, the Company filed a certificate of change of name under the BCCA and changed its name to “Rodinia Minerals Inc.” On November 3, 2009, the Company was continued under the Business Corporations Act (Ontario) (the “OBCA”), and on June 15, 2010, the Company filed articles of amendment under the OBCA and changed its name to “Rodinia Lithium Inc.” On August 16, 2016 the Company filed articles of amendment under the OBCA and changed its name to “Routemaster Capital Inc.” The Common Shares began trading on the TSX Venture Exchange (the “TSXV”) on June 30, 2010. The Company sold its sole subsidiary on December 29, 2015 and completed a change of business to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. On January 19, 2021, the Common Shares were uplisted to trade on Cboe Canada, and on February 26, 2021, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On April 19, 2022, the Common Shares were listed for trading on the OTCQB Venture Market (“OTCQB”). On June 1, 2022, the Company filed articles of amendment under the OBCA and changed its name to “Valour Inc.” On July 10, 2023, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On May 12, 2025, the Common Shares were listed for trading on the Nasdaq and ceased to be quoted on the OTCQB. The Company’s head office and registered office is located at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6.

The Company holds 100% of DeFi Holdings (Bermuda) Ltd., 100% of Reflexivity Research, LLC (“Reflexivity Research”), 100% of Valour Inc. (“Valour Cayman”), 100% of Stillman Digital Inc. (“SDI”), 100% of Stillman Digital Bermuda Ltd. (“SDB” and together with SDI “Stillman Digital”) and 52.47% of Neuronomics AG.

The Company is a technology company bridging the gap between traditional capital markets and decentralized finance through six primary business lines:

●	Asset Management – development and listing of Exchange Traded Products (“ETPs”) traditional exchanges in Europe that provide indirect exposure to underlying digital assets, digital asset indexes, or other decentralized finance instruments;

●	Ventures – making early-stage investments in companies, banks and foundations in the digital asset space;

●	DeFi Alpha – operating a specialized arbitrage trading desk based in Switzerland that focuses on identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	Reflexivity Research – a private research firm that specializes in producing research reports on digital assets;

●	Stillman Digital – an OTC desk and digital asset liquidity provider acquired in October 2024; and

●	DeFi Advisory – an advisory service advising companies seeking to enter into the digital asset market by providing a full suite of ETP, trading, custody and research services through its other business lines.

On June 30, 2025, the Company held its annual and special meeting of its shareholders. At the meeting, the following individuals were elected as directors of the Company, to hold office until the Company’s next annual meeting or until their successors are elected or appointed: Olivier Roussy Newton, Chase Ergen, Mikael Tandetnik, Per von Rosen, Stefan Hascoet and Silvia Andriotto. At the meeting, HDCPA Professional Corporation was also appointed as auditor of the Company for the ensuing year.

Asset Management

The Company’s wholly owned subsidiary Valour Cayman develops and lists ETPs on regulated stock exchanges and multilateral trading facilities in Europe that synthetically track the value of digital assets, or an index or basket thereof. ETPs simplify the ability for retail and institutional investors to gain exposure to cryptocurrencies and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the associated ETP with the digital asset they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges and multilateral trading facilities.

Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of digital assets and venture investments, predominantly at Seed or Series A stage. The Company selects venture investments based on their innovative potential, high quality teams, growing and/or potential user bases and unique position in the market or market share, cutting edge technology, and/or leading investors. The ventures respective use cases include borrowing and lending, decentralized exchanges, derivatives and asset management, amongst others.

DeFi Alpha

In Q2 2024, the Company formed DeFi Alpha, a specialized arbitrage trading desk under DeFi Technologies designed to identify and capitalize on low-risk arbitrage opportunities within the cryptocurrency market. Utilizing sophisticated algorithmic strategies and comprehensive market analysis, DeFi Alpha targets inefficiencies and discrepancies in digital asset pricing. Since its inception, DeFi Alpha generated over CDN$133.1 million (US$97.5 million) in cash and digital asset equivalents in 2024.

Reflexivity Research

Reflexivity Research is a digital asset research firm seeking to bridge traditional finance into the ever-evolving world of crypto. Reflexivity Research distributes newsletters for free to the general public, with portions of the content sponsored by corporate clients. Furthermore, Reflexivity Research produces commissioned reports and organizes thematic conferences. Furthermore, Reflexivity Research produces commissioned reports. Reflexivity Research does not produce research reports on any equity securities. Additionally, Reflexivity Research holds conferences in the cryptocurrency sector, such as Bitcoin Investor Day held in New York on March 22, 2024 and Crypto Investor Day held on October 25, 2024, bringing together institutional investors, capital allocators, and entrepreneurs.

Stillman Digital

Stillman Digital is a non-custodial, spot digital asset OTC desk and digital asset liquidity provider. With over US$15 billion in trade volume since 2021, Stillman Digital has built a strong reputation for OTC on/off ramp tradeflow, and block trading and market-making services.

Stillman Digital’s core products and services are:

●	Electronic Trade Execution: Stillman Digital generates over US$500 million in monthly volume with 24/7 streaming prices, providing deep liquidity across available assets. Clients can execute trades via the Web Portal or API, with price feeds aggregated from over 30 global exchanges and trading firms.

●	OTC Block Trading: Stillman Digital processes an average trade size of $2 million+, offering a hightouch concierge service for large block trades. Trades are conducted via voice or chat, with manual trade confirmations handled by the back office. Acting as a global on/off ramp into the crypto markets, Stillman on-ramps US$40-80 million daily and processes over US$1 billion+ in monthly trade volumes.

●	Market-Making: Stillman Digital provides liquidity to central limit order book products through strategic partnerships and exchanges, currently handling US$400 million in monthly volume and experiencing rapid growth.

DeFi Advisory

DeFi Advisory positions the Company to further capitalize on the accelerating wave of public digital asset treasury companies being formed across global markets. With proven in-house infrastructure in ETPs, trading, custody, and research, DeFi Technologies is uniquely equipped to support these companies in navigating go-public transactions, managing digital asset portfolios, and executing institutional-grade trades, all under one roof.

For further information regarding the Company, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement. See also “Risk Factors” in this Prospectus Supplement, the Prospectus and the AIF and the risk factors set forth in the interim and annual management’s discussion and analysis of the Company.

Recent Developments

Effective August 26, 2025, DeFi Technologies commenced a normal course issuer bid (“NCIB”) to repurchase up to 10% of its public float (31,673,791 Common Shares at the time of the NCIB acceptance) via open-market purchases on Nasdaq, Cboe Canada, and other Canadian alternative trading systems. The NCIB runs to August 26, 2026. As of the date of this Prospectus Supplement, the Company has purchased 260,000 Common Shares under this program for an aggregate gross purchase price of approximately CDN$777,888 after the impact of foreign currency translation.

CONSOLIDATED CAPITALIZATION

Other than as set out in the table below, and as more fully described under the “Prior Sales” section of this Prospectus Supplement, there have been no material changes in the Company’s share and loan capitalization on a consolidated basis since the date of the Company’s most recent financial statements.

Designation of Security	Authorized Amount		Outstanding as at June 30, 2025	Outstanding as at the date of this Prospectus Supplement	Outstanding after the Offering
Common Shares	Unlimited		335,122,640	340,153,374	385,815,475
Offered Warrants	34,246,577		Nil	Nil	34,246,577
Preferred Shares (1)	20,000,000		4,500,000	4,500,000	4,500,000
Warrants	Unlimited		20,000,000	20,000,000	20,000,000
Options	15% Rolling		22,012,217	20,187,217	20,187,217
DSUs	15% Rolling	(2)	11,499,369	9,723,692	9,723,692
RSUs	15% Rolling	(2)	Nil	Nil	Nil
PSUs	15% Rolling	(2)	Nil	Nil	Nil

(1)	The preferred shares of the Company are the “non-voting potash stream preferred shares”, which are entitled to 9% cumulative dividends, and are non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

(2)	Up to 15% of the Common Shares issued and outstanding from time to time (including shares issued under any other security based compensation arrangement of the Company) may be issued pursuant to awards which include options, DSUs (as defined below), Options (as defined below), preferred share units (“PSUs”) or restricted share units (“RSUs”).

USE OF PROCEEDS

Principal Purposes

The estimated net proceeds received by the Company from the Offering will be US$93,300,001.12 (determined after deducting the Placement Agent’s Fee of US$6,000,000.07 and estimated expenses of the Offering of US$700,000).

The Company intends to use the net proceeds from the Offering for working capital purposes, including strengthening the position of its balance sheet. This is expected to provide the Company with added flexibility to expand its ETP offerings geographically and by type of digital assets tracked, pursue further digital asset trading, lending and staking transactions, provide funds for potential acquisition opportunities and fund recently announced business initiatives that align with its growth strategy.

Until applied, the net proceeds will be held as cash balances in the Company’s and its subsidiaries’ bank accounts and added to the working capital of the Company.

The Company had operating losses and negative operating cash flow for the fiscal year ended December 31, 2024. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow.

The above noted allocation and anticipated timing represents the Company’s current intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Company. Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan. See “Risk Factors – Use of Proceeds”.

Business Objectives and Milestones

Over the next 12 months, the Company intends to expand its suite of digital asset ETP offerings both by expanding current offerings to new jurisdictions as well as by developing new offerings. While the development and offering of such ETPs are typically fixed, the Company will require working capital to ensure the ETPs are sufficiently hedged with the underlying digital assets and to facilitate market making. Furthermore, the Company will continue to identify low-risk arbitrage trades available to its DeFi Alpha trading desk, although the timing of such opportunities cannot be accurately forecasted due to the volatility of the digital asset market. The Company also plans to apply a portion of its working capital to make opportunistic acquisitions and grow business initiatives in the digital asset space that it deems complementary to its current operations.

There can be no assurances the above events, milestones or objectives will be completed. See “Risk Factors – Use of Proceeds”.

DESCRIPTION OF THE OFFERED SECURITIES

Offered Shares

The Offered Shares are Common Shares. Holders of Common Shares are entitled to one vote for each share held at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Company’s board of directors, and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of the Common Shares. The Common Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a shareholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in DeFi Technologies’ articles, by-laws and the OBCA.

Offered Warrants

The following summary of certain terms and provisions of the Offered Warrants to be issued as part of this Offering is not complete and is subject to, and qualified in its entirety by, the provisions of the certificates governing the Offered Warrants, the form of which will be filed on Form 6-K with the SEC and incorporated by reference into the Registration Statement, of which this Prospectus Supplement forms a part.

Duration and Exercise Price

Each Offered Warrant will have an exercise price equal to US$2.63 per Warrant Share, representing a premium of 120% to the Offering Price. The Offered Warrants will be immediately exercisable and will expire on the three (3) year anniversary of the original issuance date. The exercise price and number of Warrant Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Shares and the exercise price.

If at any time after the date of issuance of the Offered Warrants, the VWAP (as defined in the form of certificate governing the Offered Warrants) of the issued and outstanding Common Shares is greater than US$4.38 per Common Share for a period of thirty (30) consecutive calendar days (an “Acceleration Event”), the Company shall be entitled, at its sole option, to accelerate the expiry date of the Offered Warrants (the “Acceleration Right”) by providing an acceleration notice (the “Acceleration Notice”) to the holder of the Offered Warrant. An Acceleration Notice shall be deemed to have been provided to each holder of an Offered Warrant upon dissemination of a press release by the Company announcing the occurrence of the Acceleration Event and the Company’s exercise of the Acceleration Right. Upon such notice, the expiry date of the Offered Warrants shall be deemed to be the date that is twenty-one (21) days following the date of the Acceleration Notice.

Exercisability

The Offered Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Warrant Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Offered Warrant to the extent that the holder would own more than 4.99% of the outstanding Common Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Offered Warrants up to 9.99% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Offered Warrants. Purchasers of Offered Warrants in this Offering may also elect prior to the issuance of the Offered Warrants to have the initial exercise limitation set at 9.99% of the outstanding Common Shares.

Cashless Exercise

If, at the time a holder exercises its Offered Warrants, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Warrant Shares by the holder, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Offered Warrants.

Fractional Shares

No fractional Warrant Shares will be issued upon the exercise of the Offered Warrants. Rather, the number of Warrant Shares to be issued will be rounded up, to the nearest whole number, or the Company shall pay a cash adjustment in respect of the fractional share.

Transferability

The Offered Warrants may be transferred upon surrender of the certificate representing the Offered Warrants together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Unlisted

There is no trading market available for the Offered Warrants on any securities exchange or nationally recognized trading system. The Company does not intend to list the Offered Warrants on any securities exchange or nationally recognized trading system.

Rights as Shareholder

Except as otherwise provided in the certificates governing the Offered Warrants or by virtue of such holder’s ownership of Warrant Shares, the holders of the Offered Warrants do not have the rights or privileges of holders of Common Shares, including any voting rights, until they exercise their Offered Warrants.

Fundamental Transactions

In the event of a fundamental transaction, as described in the certificates governing the Offered Warrants and generally including any reorganization, recapitalization or reclassification of the Common Shares, the sale, transfer or other disposition of all or substantially all of the Company’s and its subsidiaries’ assets (taken as a whole), the Company’s consolidation or merger with or into another person, the acquisition of more than 50% of the outstanding Common Shares, or any person or group becoming the beneficial owner of more than 50% of the voting power represented by the outstanding Common Shares, the holders of the Offered Warrants will be entitled to receive upon exercise of the Offered Warrants the kind and amount of securities or additional consideration that the holders would have received had they exercised the Offered Warrants immediately prior to such fundamental transaction. In addition, in the event of a Fundamental Transaction, the Company or any successor entity will, at the holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase the Offered Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the certificate governing the Warrant) of the remaining unexercised portion of the Offered Warrant on the date of the consummation of such Fundamental Transaction; provided, however, that, if the Fundamental Transaction is not within the Company’s control, including not approved by the Company’s Board, the holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Offered Warrant, that is offered and paid to the holders of Common Shares of the Company in connection with the Fundamental Transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Shares are given the choice to receive from among alternative forms of consideration in connection with the Fundamental Transaction; provided, further, that if holders of Common Shares of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Common Shares will be deemed to have received shares of the successor entity (which successor entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction.

Liquidated Damages

If the Company fails for any reason to deliver Warrant Shares upon the valid exercise of the Offered Warrants, subject to the Company’s receipt of a valid exercise notice and the aggregate exercise price, by the time period set forth in the certificates governing the Warrants, the Company is required to pay the applicable holder, in cash, as liquidated damages as set forth in the certificates governing the Warrants. The certificates governing the Warrants also include customary buy-in rights in the event the Company fails to deliver Warrant Shares upon exercise thereof within the time periods set forth in the certificates governing the Warrants.

DIVIDEND POLICY

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will be at the discretion of the Board and will be made based on the Company’s financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the OBCA.

TRADING PRICE AND VOLUME

The Common Shares trade on Cboe Canada under the symbol “DEFI”, on Nasdaq under the symbol “DEFT”, and on FSE under the symbol “GR: R9B”. The following tables set forth information relating to the trading and quotation of the Common Shares on Cboe Canada and Nasdaq, for the months indicated:

	Cboe Canada			Nasdaq
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
September 1 – 24, 2025	3.88	2.70	24,339,856	2.80	2.00	123,967,385
August 2025	4.15	2.80	14,926,282	3.00	2.07	88,714,100
July 2025	4.88	3.70	12,237,975	3.59	2.71	107,584,560
June 2025	4.93	3.50	10,688,355	3.60	2.54	44,040,212
May 2025	6.20	3.91	19,793,797	4.95	2.84	46,037,747
April 2025	4.30	2.31	1,096,981,836	3.10	1.65	12,987,604
March 2025	4.53	2.43	27,794,190	3.15	1.70	18,540,631
February 2025	4.95	3.08	20,146,439	3.48	2.15	20,626,099
January 2025	4.85	3.57	15,967,110	3.38	2.50	18,821,323
December 2024	5.24	3.12	27,891,500	3.75	2.23	36,124,500
November 2024	3.67	2.19	29,806,215	2.64	1.50	36,714,629
October 2024	2.91	2.31	10,202,997	2.25	1.65	14,566,126
September 2024	3.05	2.29	10,929,372	2.27	1.68	18,745,990

PRIOR SALES

Common Shares

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12-month period prior to the date of this Prospectus Supplement:

Date of Issuance	Type of Security	Number Issued	Issue Price (Cdn$)
October 7, 2024	Common Shares(1)	2,500,000	$2.62
November 4, 2024	Options	146,500	$2.28
November 4, 2024	DSUs	100,000	N/A
November 21, 2024	DSUs	1,950,000	N/A
December 6, 2024	Options	635,000	$4.50
December 6, 2024	DSUs	600,000	N/A
January 6, 2025	Options	100,000	$4.59
January 6, 2025	DSUs	100,000	N/A
January 28, 2025	Options	1,200,000	$4.52
January 28, 2025	DSUs	1,400,000	N/A
March 6, 2025	Common Shares(2)	186,304	$4.26
April 17, 2025	Common Shares(3)	1,607,717	$3.37
May 26, 2025	Options	171,030	$4.97
May 26, 2025	DSUs	295,362	N/A
July 11, 2025	Options	200,000	$4.00
July 11, 2025	DSUs	44,323	N/A

(1)	Issued to shareholders of Neuromonics AG in connection with the acquisition of securities of Neuromonics AG.
(2)	Issued to CH Technical Solutions SA in connection with the acquisition of capital of CH Technical Solutions SA.
(3)	Issued to shareholders of Stillman Digital in connection with the acquisition of all issued and outstanding securities of Stillman Digital.

Warrants

During the 12-month period prior to the date of this Prospectus Supplement the Company did not issue any common share purchase warrants.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between the Company and the Placement Agent, the Company engaged the Placement Agent to act as the Company’s exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the securities we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of securities or dollar amount, but the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the Offered Securities under the Offering.

The Offering is made pursuant to the Purchase Agreement between the Company and certain Purchasers and pursuant to this Prospectus Supplement and the accompanying Prospectus. The Offering Price was determined by arms’ length negotiation between the Company and the Placement Agent, with reference to the prevailing market price of the Common Shares. This Prospectus Supplement qualifies the distribution of the Offered Shares and Offered Warrants to eligible investors outside of Canada, including the Warrant Shares issuable upon exercise of the Offered Warrants. No underwriter or agent has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement. The Company has not engaged in the business of trading and advising in securities with respect to the Offering.

The Purchase Agreement provides that the Purchaser’s obligation to purchase the Offered Securities depends on the satisfaction of the conditions contained in the Purchase Agreement including:

●	the representations and warranties made by the Company to the Purchasers are true in all material respects, subject to a typical materiality scrape;

●	the obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

●	all required approvals, including the approvals of Cboe Canada and Nasdaq have been obtained;

●	the Company has filed an additional listing application with Cboe Canada and Nasdaq, as necessary, with respect to Offered Shares and Offered Warrants;

●	there is no material adverse effect with respect to the Company or material adverse change in the financial markets; and

●	the Company delivers customary closing documents to the Purchasers.

In addition, the obligations of the Purchasers under the Purchase Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations under the Purchase Agreement, by written notice to the other parties to the Purchase Agreement, if the closing has not consummated on or before the fifth trading day following the date of the Purchase Agreement.

The closing of the Offering is expected to occur on or about September 26, 2025, which will be the first trading day following the pricing of the Offering, against payment in immediately available funds.

The Agency Agreement provides that the Placement Agent’s obligations thereunder depends on the satisfaction of the conditions contained in the Agency Agreement, including:

●	the representations and warranties made by the Company to the Placement Agent and under the Purchase Agreement are accurate;

●	the performance by the Company of its obligations under the Agency Agreement and the Purchase Agreement; and

●	the Company delivers customary closing documents to the Placement Agent.

The Offered Shares will be delivered to the Purchasers in global form through the DTC Deposit/Withdrawal at Custodian system on the Closing Date. The Offered Warrants will be evidenced by physical certificates issued to the Purchasers and delivered in accordance with the written instructions provided by the Purchasers to the Company.

The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Securities pursuant to the Placement Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of the Company’s securities or attempt to induce any person to purchase any of the Company’s securities other than as permitted under the Exchange Act, until the Placement Agent has completed its participation in the Offering.

Commissions and Reimbursement

The Offered Securities will be sold to the Purchasers at the Offering Price set forth on the cover page of this Prospectus Supplement.

The following table summarizes the commissions and proceeds, before expenses, respectively:

	Price to the Public		Placement Agent’s Fee(1)		Net Proceeds to the Company(2)
Per Offered Share and three-quarters of one Offered Warrant	US$	2.19	US$	0.1314	US$	2.0586
Total Offering	US$	100,000,001.19	US$	6,000,000.07	US$	94,000,001.12

Notes:

(1)	Pursuant to the terms and conditions of the Agency Agreement, the Company has agreed to pay the Placement Agent’s Fee equal to 6.0% of the gross proceeds of the Offering (US$0.1314 per Offered Share and three-quarters of one Offered Warrant) and the Company has agreed to reimburse the Placement Agent for certain expenses.
(2)	After deducting the Placement Agent’s Fee, but before deducting the other expenses of the Offering, estimated to be US$700,000, which will be paid from the proceeds of the Offering.

Pursuant to the Agency Agreement, the Company agreed to reimburse the Placement Agent for up to US$125,000 for the fees and expenses of the Placement Agent’s counsel and a non-accountable expense allowance for the Placement Agent not to exceed US$25,000. If the Offering is not consummated, the Company will reimburse the Placement Agent for all reasonable out-of-pocket expenses incurred by the Placement Agent in connection with the Offering up to US$75,000, including the actual fees and disbursements of its counsel. The Company will be responsible for and pay all expenses relating to the Offering. The Company estimates the expenses of this Offering payable by the Company, not including agent discounts and commissions, but including amounts for which we agreed to reimburse the Placement Agent for certain of its expenses, will be approximately US$700,000.

Company Standstill

Pursuant to the Agency Agreement the Company has agreed that, except for an Exempt Issuance (as defined in the Purchase Agreement), from the date of the Agency Agreement until ninety (90) days after from the Closing Date, the Company will not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents (as defined in the Purchase Agreement) or (ii) file any prospectus under Canadian securities laws or registration statement or amendment or supplement thereto with the SEC, other than filing the a final prospectus or a registration statement on Form S-8 in connection with any employee benefit plan, as contemplated pursuant to Section 4.11 in the Purchase Agreement. In addition, except for an Exempt Issuance, from the date of the Agency Agreement until one hundred eighty (180) days after the Closing Date, the Company will be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction (as defined in the Purchase Agreement).

Indemnification

The Company has agreed, pursuant to the Agency Agreement, to indemnify the Placement Agent and its affiliates, stockholders, directors, officers, employees, members and controlling persons against and against certain liabilities and to contribute to payments the Placement Agent may have to make because of such liabilities.

Listing

The Company has applied to list the Offered Shares and the Warrant Shares on Cboe Canada and the Nasdaq and Cboe Canada has conditionally approved the Company’s listing application. There is no assurance that Nasdaq will authorize the listing application. The listing of the Offered Shares and Warrant Shares remains subject to the Company fulfilling all of the requirements of Cboe Canada and the Nasdaq, respectively.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires Offered Shares and Offered Warrants under the Offering, and Warrant Shares acquired on the exercise of such Offered Warrants (the Offered Shares and Warrant Shares, referred to in this part as “Shares”) and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Company or the Placement Agent and acquires and holds such Shares and Offered Warrants as capital property (a “Holder”). Generally, the Shares or Offered Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold such Shares or Offered Warrants in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its tax results in a “functional currency” (as defined in the Tax Act, which excludes Canadian currency); (v) that has entered or will enter into, with respect to the Shares or Offered Warrants, a “derivative forward agreement” or a “synthetic disposition agreement”, as those terms are defined in the Tax Act, (vi) that receives dividends on the Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act or (vii) that is exempt from tax under the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (or does not deal at arm’s length with a corporation resident in Canada) that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Shares or Offered Warrants, controlled by a non-resident person, or group of persons that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Shares and Offered Warrants. This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Shares and Offered Warrants.

This summary is based on the facts set out in this Prospectus, the provisions of the Tax Act in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations, is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Shares or Offered Warrants will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares or Offered Warrants (including dividends, adjusted cost base and proceeds of disposition) must be computed in Canadian dollars based on the applicable exchange rate determined in accordance with the Tax Act.

Exercise of Offered Warrants

The exercise of an Offered Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act and consequently no gain or loss will be realized by a Holder upon such exercise. When an Offered Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Offered Warrant and the exercise price paid for the Warrant Share. A Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all common shares of the Company held as capital property immediately before the exercise of the Offered Warrant.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election. Such election is not available for Offered Warrants.

Expiry of Offered Warrants

The expiry of an unexercised Offered Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Offered Warrant to the Resident Holder immediately before its expiry. The taxation of capital gains and losses generally is described below under the heading “Treatment of Capital Gains and Capital Losses”.

Dividends on Shares

Dividends (including deemed dividends) received on the Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by individuals from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Company to designate dividends as eligible dividends.

Dividends received by individuals (other than certain trusts) may give rise to minimum tax under the Tax Act, depending on the individual’s circumstances. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dividends (including deemed dividends) received on the Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Shares to the extent that such dividends are deductible in computing such Resident Holder’s taxable income. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act or a “substantive CCPC” as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income” which is defined in the Tax Act to include an amount in respect of dividends (including deemed dividends) that are not deductible in computing taxable income for the year.

Disposition of Shares or Offered Warrants

Generally, upon a disposition (or a deemed disposition) of a Share (other than to the Company, unless purchased by the Company on the open market in the manner in which shares are normally purchased by any member of the public in the open market), or an Offered Warrant (other than on the exercise of an Offered Warrant), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such share and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of a Share acquired pursuant to the Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The adjusted cost base to the Resident Holder of an Offered Warrant acquired pursuant to the Offering will be determined by averaging the cost of such Offered Warrant with the adjusted cost base of all Offered Warrants of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains (but not against other income) realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act. Capital gains realized by an individual (other than certain trusts) may give rise to minimum tax.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of a Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act or a “substantive CCPC” as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income” which is defined in the Tax Act to include an amount in respect of taxable capital gains.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) Shares or Offered Warrants in connection with carrying on a business (including an adventure or concern in the nature of trade) in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Shares or Offered Warrants.

Dividends on Shares

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. For example, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15% (or 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Shares or Offered Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or Offered Warrant unless the Share or Offered Warrant constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI).

Provided the Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Cboe Canada, Nasdaq and FSE) at the time of disposition, the Shares and Offered Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Shares or Offered Warrants may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Shares or Offered Warrants are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Shares or Offered Warrants may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Shares or Offered Warrants constitute taxable Canadian property should consult their own tax advisors.

In the event that the Shares or Offered Warrants are, or are deemed to be, taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty (including as a result of the application of the MLI), the income tax consequences discussed above for Resident Holders, under “Taxation of Resident Holders – Disposition of Shares or Offered Warrants” and “Taxation of Resident Holders – Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder, but any such Non-Resident Holder should consult its own tax advisor in this regard.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the Offered Shares, the Offered Warrants, and the Warrant Shares (collectively, the “securities”). This discussion applies only to U.S. Holders that hold the Offered Shares, the Offered Warrants, and the Warrant Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of securities pursuant to this offering. This summary does not address any estate or gift tax consequences, any alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark to market;

●	U.S. expatriates;

●	tax-exempt entities;

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	persons holding the securities as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our share capital (by vote or value);

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired the securities pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our securities being taken into account in an applicable financial statement; or

●	pass-through entities, or persons holding the securities through pass-through entities.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE OFFERED SHARES, THE OFFERED WARRANTS OR THE WARRANT SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Offered Shares, the Offered Warrants, or the Warrant Shares that is, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person that would be a U.S. Holder if it held our securities directly and that is a partner of a partnership holding our securities is urged to consult its own tax advisor.

Allocation of Basis between Offered Shares and Offered Warrants

In determining their tax basis for the Offered Shares and Offered Warrants received pursuant to the Offering, U.S. Holders should allocate their purchase price between the Offered Shares and Offered Warrants on the basis of their relative fair market values at the time of issuance. We do not intend to advise U.S. Holders with respect to this determination, and U.S. Holders are advised to consult their tax and financial advisors with respect to the relative fair market values of the Offered Shares and Offered Warrants for U.S. federal income tax purposes.

Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, interest, dividends, rents, royalties, and other investment income and gains, with certain exceptions. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. The PFIC rules also contain a look-through rule whereby we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value and composition of our income and assets, it is likely that we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year. A separate determination has to be made after the close of each taxable year as to whether we were a PFIC for that year. This determination will depend on, among other things, the composition of the income and assets, as well as the value of the assets, of us and our subsidiaries from time to time. The value of the assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Moreover, the application of the PFIC rules is unclear in certain respects. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance as to our PFIC status for the current or any future taxable year.

No rulings from the IRS, have been or will be sought with respect to our status as a PFIC. Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC.

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our Offered Shares or Warrant Shares (or under proposed U.S. Treasury regulations, the Offered Warrants), we generally will continue to be treated as a PFIC with respect to such U.S. Holder’s investment in our Offered Shares and Warrants for all succeeding years during which such U.S. Holder holds the Offered Shares and Offered Warrants, and, although subject to uncertainty, potentially the Warrant Shares, regardless of whether we continue to meet the PFIC income test or PFIC asset test as described above. If we cease to be a PFIC, a U.S. Holder may terminate this deemed PFIC status with respect to the Offered Shares or, upon exercise of the Offered Warrants, the Warrant Shares by electing to recognize gain (which will be taxed as discussed in the following paragraphs) as if such Offered Shares or Warrant Shares were sold on the last day of the last tax year for which we were a PFIC. However, it is likely that no such election may be made with respect to the Offered Warrants.

Default PFIC Rules

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder, and subject to the potential applicability of the QEF election or mark-to-market elections discussed below, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) it receives and any gain it realizes from a sale or other disposition (including a pledge) of our securities. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such holder during the shorter of the three preceding taxable years or such holder’s holding period will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the securities cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder generally will be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and such U.S. Holder may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs it would be deemed to own. As a result, a U.S. Holder may incur liability for any excess distribution or gain, as described above, if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of), even if no distributions are received and no redemptions or other dispositions of the securities are made. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them in the event that we are treated as a PFIC.

QEF Election

A U.S. Holder that makes a qualified electing fund (“QEF”) election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the tax treatment discussed above under “—Default PFIC Rules” with respect to such Offered Shares. Instead, a U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short- term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. If a U.S. Holder that made a QEF election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

A U.S. Holder that makes a timely QEF election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

A QEF election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which we were a PFIC. A QEF election will apply to the tax year for which such QEF election is made and to all subsequent tax years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent tax year, we cease to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. If we become a PFIC in another subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

Pursuant to proposed U.S. Treasury regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Offered Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules discussed above under “—Default PFIC Rules”. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed U.S. Treasury regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed U.S. Treasury regulations, if a U.S. Holder of Offered Shares makes a QEF election, such election generally will not be treated as a timely QEF election with respect to Warrant Shares and the default rules discussed above will continue to apply with respect to such Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the default rules discussed above) as if such Warrant Shares were sold for fair market value, in which case such Warrant Shares will have a new basis and holding period for purposes of the PFIC rules.

We currently intend to satisfy the record keeping requirements that apply to a QEF and provide U.S. Holders, upon request, with information that such U.S. Holders require to report under the QEF election rules in the event that a U.S. Holder wishes to make a QEF election. However, there can be no assurance that we will provide such information and if we do not provide the required information with regard to us or any lower-tier PFICs, U.S. Holders will not be able to make a QEF election for such entity and will continue to be subject to the default rules discussed above with respect to the taxation of gains and excess distributions. U.S. Holders should consult their tax advisors as to the availability and desirability of, and procedure for making, a QEF election with respect to their securities.

Mark-to-Market Election

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the default rules discussed above under “—Default PFIC Rules”. If a U.S. Holder makes a valid mark-to-market election for the Offered Shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the Offered Shares as of the close of the holder’s taxable year over such holder’s adjusted basis in such Offered Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Offered Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Offered Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Offered Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Offered Shares, as well as to any loss realized on the actual sale or disposition of the Offered Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Offered Shares previously included in income. A U.S. Holder’s basis in the Offered Shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “— Taxation of Dividends and Other Distributions on the Offered Shares, Offered Warrants or Warrant Shares” and the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, and likely will not include the Offered Warrants. Our Common Shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a qualified exchange, but there can be no assurance that the trading in our Common Shares will be sufficiently regular to qualify our Common Shares as marketable stock. A timely mark-to-market election applies to the tax year in which such mark-to-market election is made and to each subsequent tax year, unless the securities cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their tax advisors as to the availability and desirability of, and procedure for making, a mark-to-market election, as well as the application of the mark-to-market election to any Warrant Shares.

Although a U.S. Holder may be eligible to make a mark-to-market election with respect to the Offered Shares and the Warrant Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning unless such stock is “marketable stock”. Accordingly, the mark-to-market election generally will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC to its shareholder.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF THE PFIC RULES ON THEIR INVESTMENT IN THE OFFERED SHARES, THE OFFERED WARRANTS AND THE WARRANT SHARES.

Taxation of Dividends and Other Distributions on the Offered Shares, Offered Warrants or Warrant Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to a U.S. Holder (including the amount of any tax withheld) with respect to our securities generally will be includible in such holder’s gross income as dividend income on the date of receipt by the holder, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the Offered Shares, Warrants, or Warrant Shares (as applicable), and then, to the extent such excess amount exceeds such holder’s tax basis in the Offered Shares, Warrants, or Warrant Shares (as applicable), as capital gain. In the event that we do not calculate our earnings and profits under U.S. federal income tax principles, a distribution would generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends received by such a U.S. Holder on the Offered Shares or Warrant Shares may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (i) our Common Shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market), (ii) we are neither a PFIC nor treated as such with respect to such U.S. Holder (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Since it is likely that we will be treated as a PFIC, we do not currently expect the lower rates discussed in this paragraph to be available.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our securities will generally constitute “passive category income.”

If Canadian withholding taxes apply to any dividends paid to a U.S. Holder with respect to our securities, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability or, in lieu of claiming a credit, such holder may elect to deduct such taxes in computing taxable income, subject to applicable limitations. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances, including the effects of the Canada-U.S. income tax treaty and the impact on the foreign tax credit in the event that we are treated as a PFIC.

Although not free from doubt, any distributions (including any constructive distributions, as described below under “Constructive Dividends on the Offered Warrants”) we make to a U.S. Holder with respect to the Offered Warrants generally should be treated in the same manner as a distribution on the Offered Shares or Warrant Shares, except that, even if we are not a PFIC, the lower capital gain rate applicable to qualified dividend income may not be available.

Constructive Dividends on the Offered Warrants

If the exercise price of the Offered Warrants is adjusted in certain circumstances or there is an adjustment to the number of Warrant Shares that will be issued on the exercise of the Offered Warrants (or in certain circumstances, there is a failure to make adjustments or a failure to make adequate adjustments), that adjustment (or failure to adjust) may result in the deemed payment of a taxable dividend to a U.S. Holder of the Offered Warrants. Any such constructive dividend will be taxable generally as described above under “Taxation of Dividends and Other Distributions on the Offered Shares, Offered Warrants or Warrant Shares.” Generally, a U.S. Holder’s tax basis in the Offered Warrants will be increased to the extent of any such constructive dividend. U.S. Holders should consult their tax advisers regarding the proper U.S. federal income tax treatment of any adjustments to (or failure to adjust, or adjust adequately) the exercise price of the Offered Warrants or the number of Warrant Shares underlying the Offered Warrants.

Taxation of Disposition of the Offered Shares, Offered Warrants, or Warrant Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of the Offered Shares, the Offered Warrants or the Warrant Shares, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such holder’s tax basis in such Offered Shares, Offered Warrants or Warrant Shares, as applicable. If the consideration a U.S. Holder receives is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the Offered Shares, Offered Warrants or Warrant Shares, as applicable, are treated as traded on an “established securities market” and a U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized for such Offered Shares, Offered Warrants or Warrant Shares, as applicable, in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

Subject to the PFIC rules discussed above, a U.S. Holder’s tax basis in the Offered Shares, Offered Warrants or Warrant Shares generally will equal, (i) in the case of Offered Shares or Offered Warrants, the amount allocated to such Offered Shares and Offered Warrants pursuant to the discussion above under “Allocation of Basis between Offered Shares and Offered Warrants” and (ii) in the case of Warrant Shares received upon exercise of Offered Warrants, the sum of such holder’s tax basis in such Offered Warrants, the amount of any constructive dividends included in income with respect to the Offered Warrants, and the exercise price of such Offered Warrants, and any gain or loss on the sale or other disposition of the Offered Shares, Offered Warrants or Warrant Shares will generally be treated as U.S. source income or loss and treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Offered Shares, Offered Warrants or Warrant Shares, as applicable, at the time of the disposition exceeds one year. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

Taxation of Exercise or Expiration of the Offered Warrants

In general, and subject to the discussion below of cashless exercise, a U.S. Holder will not be required to recognize income, gain or loss upon exercise of the Offered Warrants in exchange for Warrant Shares by payment of the exercise price (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s tax basis in the Warrant Shares will be equal to the sum of (1) such holder’s tax basis in the Offered Warrants exchanged therefor and (2) the exercise price of the Offered Warrants. A U.S. Holder’s holding period in the Warrant Shares generally will commence on the day after such holder exercises the Offered Warrants. However, in the event we are treated as a PFIC, U.S. Holders are urged to consult their tax advisors regarding the holding period of any such Warrant Shares for purposes of the PFIC rules discussed above.

Although there is no direct legal authority as to the U.S. federal income tax treatment of an exercise of the Offered Warrants on a cashless basis, we intend to take the position (to the extent we are required to take a position) that such exercise will not be taxable, either because the exercise is not a gain realization event or because it qualifies as a tax-free recapitalization. In the former case, the holding period of the Warrant Shares received generally should commence on the day after the Offered Warrants are exercised. In the latter case, the holding period of the Warrant Shares would include the holding period of the exercised Offered Warrants. However, our position is not binding on the IRS, and the IRS may treat a cashless exercise of an Offered Warrant as a taxable exchange. U.S. Holders are urged to consult their tax advisors as to the consequences of an exercise of an Offered Warrant on a cashless basis, including with respect to their holding period and tax basis in the Warrant Shares received, and the consequences of a cashless exercise in the event that we are a PFIC.

If the Offered Warrants expire without being exercised, a U.S. Holder generally will recognize a capital loss in an amount equal to such holder’s tax basis in the Offered Warrants. Such loss generally will be long-term capital loss if, at the time of the expiration, the U.S. Holder’s holding period in the Offered Warrants is more than one year. The deductibility of capital losses is subject to limitations.

Fundamental Transaction

In the event of a Fundamental Transaction, the U.S. federal income tax consequences to a U.S. Holder of Offered Warrants may differ materially from the U.S. federal income tax consequences discussed above. In the event of a Fundamental Transaction, U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of their ownership of the Offered Warrants, any exercise of the Offered Warrants for Alternate Consideration, and any redemption of the Offered Warrants.

Information Reporting and Backup Withholding

Dividend payments (including constructive dividends) with respect to our securities and proceeds from the sale, exchange or redemption of our securities may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in our securities, subject to certain exceptions (including an exception for securities held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of our securities.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN THE OFFERED SHARES, THE OFFERED WARRANTS AND THE WARRANT SHARES.

ELIGIBILITY FOR INVESTMENT

In the opinion of Farris LLP, counsel to the Company, provided that the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes Cboe Canada, Nasdaq and FSE) at a particular time, the Offered Shares would at that time be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), registered retirement income fund (an “RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), deferred profit sharing plan (“DPSP”), a first home savings account (“FHSA”) and a tax-free savings account (a “TFSA”) (each a “Plan”).

The Offered Warrants, if issued at a particular time, would be qualified investments under the Tax Act for a trust governed by a Plan provided that the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes Cboe Canada, Nasdaq and FSE) at that particular time and neither the Company, nor any person with whom the Company does not deal at arm’s length for purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of that particular Plan.

Notwithstanding that the Offered Shares or Offered Warrants may be qualified investments for a particular RRSP, RRIF, RESP, RDSP, FHSA or TFSA (each a “Registered Plan”) at a particular time, if the Offered Shares or Offered Warrants are a “prohibited investment” (as defined in the Tax Act) the annuitant of an RRSP or RRIF, holder of a TFSA, FHSA or RDSP or subscriber of a RESP (each such person referred to as a “Plan Subscriber”), as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares and Offered Warrants will not be a “prohibited investment” for a Registered Plan provided that the Plan Subscriber deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act for purposes of the prohibited investment rules) in the Company. In addition, the Offered Shares will generally not be a prohibited investment if such securities are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules.

Plan Subscribers should consult with their own tax advisors as to whether the Offered Shares will be a prohibited investment for such Registered Plans in their particular circumstances.

RISK FACTORS

Before making an investment decision, prospective investors in Offered Securities should carefully consider the information described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein (including under the heading “Risk Factors” in the AIF and any subsequently filed documents incorporated by reference in this Prospectus Supplement), and consult with their professional advisors to assess any investment in the Offered Securities.

The risks and uncertainties described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are those the Company currently believes to be material, but they are not the only ones the Company faces. If any of such risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, prospects, financial condition, results of operations and cash flows, and consequently the price of the Common Shares or any other publicly traded securities at the applicable time, could be materially and adversely affected. In all these cases, the trading price of the Common Shares and such securities could decline, and prospective investors could lose all or part of their investment.

Some of the risk factors described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein (including subsequently filed documents incorporated by reference) are interrelated and, consequently, investors should treat such risk factors as a whole. The Company cannot provide any assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described or other unforeseen risks.

Loss of entire investment

An investment in the Offered Securities, as well as the Company’s prospects, is speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

Discretion over Use of Proceeds

While detailed information regarding the currently intended use of proceeds from the sale of the Offered Securities is described under “Use of Proceeds”, management has broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the Offering may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Company’s results of operations and financial condition may suffer and, consequently, could adversely affect the price of the Company's securities on the open market.

No Market for the Offered Warrants

The Company has not applied and does not intend to apply to list the Offered Warrants on any securities exchange. There will be no market through which the Offered Warrants may be sold and purchasers may not be able to resell the Offered Warrants purchased in the Offering. This may affect the pricing of the Offered Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Offered Warrants, and the extent of issuer regulation. The Offering Price was determined by arm’s length negotiations between the Company and the Placement Agent.

Holders of Offered Warrants Have No Rights as a Shareholder

Until a holder of Offered Warrants acquires Warrant Shares upon exercise of Offered Warrants, such holder will have no rights with respect to the Warrant Shares underlying such Offered Warrants. Upon exercise of such Offered Warrants, such holder will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

Future Sales or Issuances of Securities

The Company may issue or sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options, warrants or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the Cboe Canada and Nasdaq may decrease due to the additional amount of Common Shares available in the market.

Completion of the Offering

There can be no certainty that the Offering will be completed. The Offering is subject to normal commercial risks that the Offering may not be completed on the terms negotiated, or at all. Although it is expected that all of the closing conditions pursuant to the Offering will be satisfied, there is no certainty that such conditions will be satisfied or waived on a timely basis, or at all. If closing of the Offering does not take place as contemplated, the Company could suffer adverse consequences, including the loss of investor confidence.

It is likely that the Company is a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our Offered Shares, Offered Warrants or Warrant Shares

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a passive foreign investment company (“PFIC”), for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, interest, dividends, rents, royalties, and other investment income and gains, with certain exceptions. In addition, cash and other assets readily convertible into cash are generally categorized as passive assets. The PFIC rules also contain a look-through rule whereby we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the current and anticipated value and composition of our income and assets, it is likely that the Company will be classified as a PFIC for U.S. federal income tax purposes for its current taxable year. A separate determination has to be made after the close of each taxable year as to whether we were a PFIC for that year. This determination will depend on, among other things, the composition of the income and assets, as well as the value of the assets, of us and our subsidiaries from time to time. The value of the assets for purposes of the PFIC determination will generally be determined by reference to the market price of the Common Shares, which could fluctuate significantly. Moreover, the application of the PFIC rules is unclear in certain respects. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance as to our PFIC status for the current or any future taxable year.

If the Company is considered a PFIC, material adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in the section headed “Certain United States Federal Income Tax Considerations”). Potential investors are strongly advised to consult their own advisors regarding the consequences to them if we were to be considered a PFIC, including the availability of any elections that could mitigate the adverse U.S. federal income tax consequences of our PFIC status. Please see “Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company” for more information.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multi-jurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Forward-Looking Information and FOFI May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and future-orientated financial information and financial outlook information (collectively, “FOFI”) involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

AGENT FOR SERVICE OF PROCESS

The Company is a corporation governed by the OBCA. Some of the directors and officers of the Company are not residents of Canada or otherwise reside outside Canada, and all or a substantial portion of their assets are located outside Canada. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of Offered Securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada, or to realize in Canada upon judgments of courts of Canada predicated upon civil liability of such directors under Canadian securities laws.

In addition, a majority of the assets of the Company are located outside of the United States and a majority of the directors and officers of the Company and some of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. The Company has filed with the SEC, concurrently with the Registration Statement of which the Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global, Inc., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving it in a U.S. court arising out of or related to or concerning the offering of securities under the Prospectus, including pursuant to this Prospectus Supplement.

Olivier Roussy Newton, a director and the Company’s Chief Executive Officer and Executive Chairman, Andrew Forson, the Company’s President, and directors Mikael Tandetnik, Stefan Hascoet, Chase Ergen, Per Von Rosen and Silvia Andriotto each reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Olivier Roussy Newton	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, 5H 2T6
Mikael Tandetnik	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, 5H 2T6
Stefan Hascoet	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Andrew Forson	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Chase Ergen	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Per Von Rosen	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Silvia Andriotto	DeFi Technologies Inc.
Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6

Purchasers of Offered Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

The issue and sale of the Offered Securities will be passed upon for the Company as to matters of Canadian law by Farris LLP and as to matters of U.S. law by Latham & Watkins LLP. The Placement Agent is being represented in connection with this Offering by Cozen O’Connor P.C., New York, New York with respect to U.S. legal matters and by Cozen O’Connor LLP, Toronto, Ontario with respect to Canadian legal matters.

As at the date of this Prospectus Supplement, the partners and associates of Farris LLP, as a group, and the partners and associates of Cozen O’Connor LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is HDCPA Professional Corporation. HDCPA Professional Corporation has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The transfer agent and registrar of the Common Shares is Odyssey Trust Company, at #702-67 Yonge Street, Toronto ON M5E 1J8.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated July 30, the Company was granted a permanent exemption from the requirement prescribed by the Securities Act (Québec) and by NI 44-101 to translate into French the Prospectus, as well as the documents incorporated by reference therein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption was granted on the condition that the Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market distribution”), and the documents incorporated by reference therein be translated into French if the Company offers Securities (as defined in the Prospectus) to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. This right may be exercised within two business days after the later of (a) the date that the Company filed the Prospectus Supplement or any amendment on SEDAR+ and issued and filed a news release on SEDAR+ announcing that the Prospectus Supplement, the accompanying Shelf Prospectus and any amendment thereto is accessible through SEDAR+, or will be accessible through SEDAR+ within two business days, and (b) the date that the purchaser or subscriber has entered into an agreement to purchase the securities or a contract to purchase or a subscription for the securities. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained. This short form base shelf prospectus has been filed in reliance on an exemption from the base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of DeFi Technologies Inc., at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6, Telephone: +1 (323) 537-7681, and are also available electronically at www.sedarplus.ca.

This short form base shelf prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions), subject to filing in Québec.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 29, 2025

DEFI TECHNOLOGIES INC.

Common Shares
Debt Securities
Warrants
Subscription Receipts
Convertible Securities

Units

DeFi Technologies Inc. (“DeFi Technologies” or the “Company”) may from time to time, offer and issue the following securities: common shares in the capital of the Company (“Common Shares”); debt securities, which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description, and which may be issuable in series (“Debt Securities”); warrants to purchase Common Shares and other Securities (as defined below) (“Warrants”); subscription receipts convertible into Common Shares or other Securities (“Subscription Receipts”); securities convertible into or exchangeable for Common Shares or other Securities (“Convertible Securities”); and units comprised of one or more of any of the foregoing Securities, or any combination of such Securities (“Units”), or any combination of such securities (all of the foregoing being, collectively, the “Securities” and, individually, a “Security”), in one or more transactions during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments to this Prospectus, remains effective. The Securities may be offered in Canadian dollars or U.S. dollars.

The specific terms of any offering of Securities will be set forth in an applicable prospectus supplement (in each case, a “Prospectus Supplement”) and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered and the offering price; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities, and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other specific terms; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Debt Securities, Subscription Receipts, or Convertible Securities forming part of the Units, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus. The Company does not intend on issuing “novel” securities pursuant to this Prospectus, as such term is defined under National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration of any such acquisition may consist of any of the Securities separately, a combination of Securities, or any combination of, among other things, Securities, cash and assumption of liabilities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirement has been granted. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. The offerings are subject to approval of certain legal matters on behalf of the Company by Fasken Martineau DuMoulin LLP.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time.

DeFi Technologies is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at non-fixed prices. This Prospectus may qualify an “at-the-market distribution”, as defined in NI 44-102. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market, or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be “at-the-market distributions”, sales made directly on the Cboe Canada Exchange (formerly NEO Exchange Inc.) (the “Cboe Canada”), the Nasdaq Capital Market Exchange (the “Nasdaq”), or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All information permitted under applicable securities laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in connection with an “at-the-market distribution”, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter of an “at-the-market distribution”, as defined in NI 44-102, and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the overallotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed for trading on the Cboe Canada under the symbol “DEFI”, as well as on the Nasdaq under the symbol “DEFT”, and on the Open Market of the Frankfurt Stock Exchange (the “FSE”) under the symbol “GR: R9B”. On August 28, 2025 being the last complete trading day prior to the date of this Prospectus, the closing price of the Common Shares on the Cboe Canada was $2.91, the closing price of the Common Shares on the Nasdaq was USD$2.15, and the closing price of the Common Shares on the FSE was €1.87.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants, Subscription Receipts, Convertible Securities and Units will not be listed on any securities exchange. There is currently no market through which Securities other than Common Shares may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisor with respect to their own particular circumstances.

An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Company’s business, financial condition, results of operations and prospects may have changed since such date.

The head office and registered office of the Company is located at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6.

Olivier Roussy Newton, a director and the Company’s Chief Executive Officer and Executive Chairman, Andrew Forson, President of the Company, and directors Mikael Tandetnik, Stefan Hascoet, Chase Ergen, Per Von Rosen and Silvia Andriotto each reside outside of Canada. Each of the foregoing has appointed the Company, at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6, as agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

-i-

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, references to the “Company”, “DeFi Technologies”, “we”, “us”, “our” or similar terms in this Prospectus refer to DeFi Technologies Inc. together, where context requires, with its subsidiaries.

Investors should rely only on information contained in this Prospectus, each applicable Prospectus Supplement or any information incorporated by reference herein and therein. The Company has not authorized anyone to provide investors with different or additional information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. If anyone provides the reader with different or additional information, the reader should not rely on it. The Company is not making an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference in this Prospectus, unless otherwise noted in this Prospectus or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein, are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

Market and industry data used throughout this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects. The Company has not independently verified such information and does not make any representation as to the accuracy of such information.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Company does not undertake to update the information contained or incorporated by reference in this Prospectus, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company, www.defi.tech, shall not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or document incorporated herein or therein, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

Information contained in this Prospectus should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection with this Prospectus.

Cautionary Statement Regarding Forward-Looking Information

This Prospectus and the documents incorporated by reference herein contain or incorporate by reference “forward- looking information” with respect to the Company. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may”, “will”, “could” or “should” occur, or by discussions of strategy, and includes any guidance and forecasts appearing in this Prospectus, any Prospectus Supplement or in the documents incorporated by reference in this Prospectus. In order to give such forward-looking information, the Company has made certain assumptions about its business, operations, the economy and the decentralized finance industry in general. In this respect, the Company has assumed that its operations will remain consistent with management’s expectations, contracted parties will provide goods and services on agreed timeframes, required regulatory approvals will be received and maintained, no material adverse change will occur, and no significant events will occur outside of the Company’s normal course of business. No assurance can be given that the expectations in any forward-looking information will prove to be correct and, as such, the forward-looking information included in this Prospectus or any Prospectus Supplement should not be unduly relied upon.

Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking information.

Except for statements of historical fact relating to DeFi Technologies, information contained in this Prospectus constitutes forward-looking information, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investment strategy;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s equity investments in digital assets;

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures, DeFi Alpha, Reflexivity Research, Stillman Digital (as defined herein) and DeFi Advisory business lines;

●	development of ETPs and partnerships and joint ventures with other companies;

●	listing of ETPs;

●	geographic expansion of the Company and its subsidiaries;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	future development of laws and regulations governing the DeFi industry;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases;

●	the impact of climate change; and

●	other expectations of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward- looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and its plans and objectives, and may not be appropriate for other purposes. See the section entitled “Risk Factors“ below, and in the section entitled ” Risk Factors” in the AIF (as defined herein), for additional risk factors that could cause results to differ materially from forward-looking information.

All forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference in this Prospectus is given as of the date hereof or thereof, as the case may be, and is based upon the opinions and estimates of management and information available to management of the Company as of the date hereof or thereof. The Company undertakes no obligation to update or revise the forward-looking information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws. Investors should read this entire Prospectus, and each applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Securities. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s issuer profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), accessible at the SEC’s website: www.sec.gov.

The Company has filed or will file with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

Financial information

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS Accounting Standards, which differs from accounting principles generally accepted in the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all monetary amounts in this Prospectus are expressed in Canadian dollars. The financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS.

The following table sets out for each period presented the exchange rates at the end of the period and the average exchange rates during the period indicated for one U.S. dollar, expressed in Canadian dollars, based on the daily average exchange rates published by the Bank of Canada.

	Three and Six Months Ended June 30, 2025	Three and Six Months Ended June 30, 2024	Year Ended December 31, 2024	Year Ended December 31, 2023
High	1.4489	1.3821	1.4416	1.3875
Low	1.3558	1.3471	1.3316	1.3128
Average rate per period	1.3976	1.3649	1.3698	1.3497
Rate at end of period	1.3643	1.3687	1.4389	1.3226

As of the date of filing of this Prospectus, the last available indicative rate of exchange posted by the Bank of Canada was on August 28, 2025. Such indicative rate of exchange for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3756.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company, at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6, Telephone: +1 (323) 537-7681, and are also available electronically under the issuer profile of the Company through SEDAR+ at www.sedarplus.ca. These documents may also be found on the Company’s profile on SEDAR+ at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov and on the Company’s website at www.defi.tech. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus except as specifically set out in this Prospectus.

The information incorporated by reference as described below is considered part of this Prospectus, and information filed with the securities commission or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2024 dated March 30, 2025 (the “AIF”).

(b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023, the notes thereto, and the independent auditors’ report thereon;

(c)	management’s discussion and analysis of financial position and results of operations of the Company dated March 30, 2025 for the year ended December 31, 2024 and 2023;

(d)	the unaudited condensed consolidated interim financial statements of the Company filed August 14, 2025 for the three and six months ended June 30, 2025 and 2024, and the notes thereto;

(e)	management’s discussion and analysis of financial position and results of operations of the Company filed August 14, 2025 for the unaudited condensed consolidated interim financial statements referred to in paragraph (d) above;

(f)	the management information circular of the Company dated May 20, 2025 in connection with the annual and general special meeting of shareholders of the Company held on June 30, 2025 (the “Circular”), other than any statements contained in the Circular to the extent that any statement contained in this Prospectus or in any other document incorporated or deemed to be incorporated by reference in this Prospectus filed after the Circular modifies or supersedes any such statements contained in the Circular;

(g)	the material change report of the Company dated March 3, 2025 relating to the appointment of Charles Ergen to the Company’s board of directors; and

(h)	the material change report of the Company dated April 10, 2025 relating to the appointment of Andrew Forson as President of the Company.

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus Distributions (excluding confidential material change reports, if any) filed by the Company after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any document or information incorporated by reference in this Prospectus filed by the Company with, or furnished by the Company to, the SEC pursuant to the Exchange Act, subsequent to the date of this Prospectus during the period that this Prospectus is effective shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report).

Upon a new annual information form, new audited annual consolidated financial statements (and accompanying management’s discussion and analysis) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and all interim consolidated financial statements (and in each case the accompanying management’s discussion and analysis), and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement to this Prospectus containing the specific variable terms in respect of an offering of Securities and other information relating to the Securities will be delivered to prospective investors of such Securities, together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

In addition, certain marketing materials (as the term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the SEC after the date of the Prospectus Supplement for the distribution and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Notwithstanding anything in this Prospectus to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

DOCUMENTS filed as part of the registration statement

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of HDCPA Professional Corporation; (3) powers of attorney from certain of the Corporation’s directors and officers (included in the Registration Statement); and (4) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to prospective investors. Prospective investors should read the more detailed information about the Company in documents, including the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

The Company was incorporated in British Columbia pursuant to the Company Act (British Columbia) (the “BCCA”) under the name “Western Premium Resource Corp.” on April 14, 1986. On August 29, 1997, the Company filed a certificate of change of name under the BCCA and changed its name to “Zodiac Exploration Corp.” On December 18, 1998, the Company filed a certificate of change of name under the BCCA and changed its name to “Donnybrook Resources Inc.” On August 13, 2003, the Company filed a certificate of change of name under the BCCA and changed its name to “Rodinia Minerals Inc.” On November 3, 2009, the Company was continued under the Business Corporations Act (Ontario) (the “OBCA”), and on June 15, 2010, the Company filed articles of amendment under the OBCA and changed its name to “Rodinia Lithium Inc.” On August 16, 2016 the Company filed articles of amendment under the OBCA and changed its name to “Routemaster Capital Inc.” The Common Shares began trading on the TSX Venture Exchange (the “TSXV”) on June 30, 2010. The Company sold its sole subsidiary on December 29, 2015 and completed a change of business to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. On January 19, 2021, the Common Shares were uplisted to trade on the Cboe Canada, and on February 26, 2021, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On April 19, 2022, the Common Shares were listed for trading on the OTCQB Venture Market (“OTCQB”). On June 1, 2022, the Company filed articles of amendment under the OBCA and changed its name to “Valour Inc.” On July 10, 2023, the Company filed articles of amendment under the OBCA and changed its name to “DeFi Technologies Inc.” On May 12, 2025, the Common Shares were listed for trading on the Nasdaq and ceased to be quoted on the OTCQB. The Company’s head office and registered office is located at Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6.

The Company holds 100% of DeFi Holdings (Bermuda) Ltd., 100% of Reflexivity Research, LLC (“Reflexivity Research”), 100% of Valour Inc. (“Valour Cayman”), 100% of Stillman Digital Inc. (“SDI”), 100% of Stillman Digital Bermuda Ltd. (“SDB” and together with SDI “Stillman Digital”) and 52.47% of Neuronomics AG.

The Company is a publicly listed issuer on the Cboe Canada trading under the symbol “DEFI”, as well as on the Nasdaq under the symbol “DEFT”, and on the FSE under the symbol “GR: R9B”. The Company is a technology company bridging the gap between traditional capital markets and decentralized finance through six primary business lines:

●	Asset Management – development and listing of Exchange Traded Products (“ETPs”) traditional exchanges in Europe that provide indirect exposure to underlying digital assets, digital asset indexes, or other decentralized finance instruments;

●	Ventures – making early-stage investments in companies, banks and foundations in the digital asset space;

●	DeFi Alpha – operating a specialized arbitrage trading desk based in Switzerland that focuses on identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	Reflexivity Research – a private research firm that specializes in producing research reports on digital assets; and

●	Stillman Digital – an OTC desk and digital asset liquidity provider acquired in October 2024.

●	DeFi Advisory – an advisory service advising companies seeking to enter into the digital asset market by providing a full suite of ETP, trading, custody and research services through its other business lines.

On June 30, 2025, the Company held its annual and special meeting of its shareholders. At the meeting, the following individuals were elected as directors of the Company, to hold office until the Company’s next annual meeting or until their successors are elected or appointed: Olivier Roussy Newton, Chase Ergen, Mikael Tandetnik, Per von Rosen, Stefan Hascoet and Silvia Andriotto. At the meeting, HDCPA Professional Corporation was also appointed as auditor of the Company for the ensuing year.

Asset Management

The Company’s wholly owned subsidiary Valour Cayman develops and lists ETPs on regulated stock exchanges and multilateral trading facilities in Europe that synthetically track the value of digital assets, or an index or basket thereof. ETPs simplify the ability for retail and institutional investors to gain exposure to cryptocurrencies and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the associated ETP with the digital asset they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges and multilateral trading facilities.

Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the DeFi ecosystem to build a diversified portfolio of digital assets and venture investments, predominantly at Seed or Series A stage. The Company selects venture investments based on their innovative potential, high quality teams, growing and/or potential user bases and unique position in the market or market share, cutting edge technology, and/or leading investors. The ventures respective use cases include borrowing and lending, decentralized exchanges, derivatives and asset management, amongst others.

DeFi Alpha

In Q2 2024, the Company formed DeFi Alpha, a specialized arbitrage trading desk under DeFi Technologies designed to identify and capitalize on low-risk arbitrage opportunities within the cryptocurrency market. Utilizing sophisticated algorithmic strategies and comprehensive market analysis, DeFi Alpha targets inefficiencies and discrepancies in digital asset pricing. Since its inception, DeFi Alpha has generated over C$133.1 million (US$97.5 million) in cash and digital asset equivalents in 2024.

Reflexivity Research

Reflexivity Research is a digital asset research firm seeking to bridge traditional finance into the ever-evolving world of crypto. Reflexivity Research distributes newsletters for free to the general public, with portions of the content sponsored by corporate clients. Furthermore, Reflexivity Research produces commissioned reports and organizes thematic conferences. Furthermore, Reflexivity Research produces commissioned reports. Reflexivity Research does not produce research reports on any equity securities. Additionally, Reflexivity Research holds conferences in the cryptocurrency sector, such as Bitcoin Investor Day held in New York on March 22, 2024 and Crypto Investor Day held on October 25, 2024, bringing together institutional investors, capital allocators, and entrepreneurs.

Stillman Digital

Stillman Digital is a non-custodial, spot digital asset OTC desk and digital asset liquidity provider. With over US$15 billion in trade volume since 2021, Stillman Digital has built a strong reputation for OTC on/off ramp tradeflow, and block trading and market-making services.

Stillman Digital’s core products and services are:

●	Electronic Trade Execution: Stillman Digital generates over US$500 million in monthly volume with 24/7 streaming prices, providing deep liquidity across available assets. Clients can execute trades via the Web Portal or API, with price feeds aggregated from over 30 global exchanges and trading firms.

●	OTC Block Trading: Stillman Digital processes an average trade size of $2 million+, offering a hightouch concierge service for large block trades. Trades are conducted via voice or chat, with manual trade confirmations handled by the back office. Acting as a global on/off ramp into the crypto markets, Stillman on-ramps US$40-80 million daily and processes over US$1 billion+ in monthly trade volumes.

●	Market-Making: Stillman Digital provides liquidity to central limit order book products through strategic partnerships and exchanges, currently handling US$400 million in monthly volume and experiencing rapid growth.

DeFi Advisory

DeFi Advisory positions the Company to further capitalize on the accelerating wave of public digital asset treasury companies being formed across global markets. With proven in-house infrastructure in ETPs, trading, custody, and research, DeFi Technologies is uniquely equipped to support these companies in navigating go-public transactions, managing digital asset portfolios, and executing institutional-grade trades, all under one roof.

For further information regarding the Company, please refer to the AIF and other documents incorporated by reference in this Prospectus available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca. See also “Risk Factors” in this Prospectus and the AIF and the risk factors set forth in the interim and annual management’s discussion and analysis of the Company.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Company’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

Other than as set out in the table below, and as more fully described under the “Prior Sales” section of this Prospectus, there have been no material changes in the Corporation’s share and loan capitalization on a consolidated basis since the date of the Corporation’s most recent financial statements.

Designation of Security	Authorized Amount	Outstanding as at December 31, 2024	Outstanding as at the date of this Prospectus
Common Shares	Unlimited	321,257,689	340,413,374
Preferred Shares (1)	20,000,000	4,500,000	4,500,000
Warrants	Unlimited	23,125,001	20,000,000
Options	15% Rolling	28,253,782	20,187,217
DSUs	15% Rolling(2)	13,126,012	9,723,692
RSUs	15% Rolling(2)	Nil	Nil
PSUs	15% Rolling(2)	Nil	Nil

(1)	The preferred shares of the Company are the “non-voting potash stream preferred shares”, which are entitled to 9% cumulative dividends, and are non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

(2)	Up to 15% of the Common Shares issued and outstanding from time to time (including shares issued under any other security based compensation arrangement of the Company) may be issued pursuant to awards which include options, DSUs (as defined below), Options (as defined below), preferred share units (“PSUs”) or restricted share units (“RSUs”).

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding working capital, potential future acquisitions, debt repayments and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds relating to that offering of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s funds, unless otherwise stated in the applicable Prospectus Supplement.

Plan of Distribution

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial offering price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time. In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. Such transaction may include those deemed to be an “at-the- market distributions”, including sales made directly on the Cboe Canada, the Nasdaq, the FSE, or other existing trading markets for the Common Shares. The price at which the Securities may be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable U.S. and/or Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. The Securities may be offered in either Canadian dollars or U.S. dollars.

Subject to applicable securities legislation and except as set out in a Prospectus Supplement relating to a particular offering of Securities, in connection with any offering of Securities under this Prospectus, other than an offering of Securities deemed to be an “at-the-market distribution”, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, any securities of the Company in connection with an offering of Securities or effect any transactions that are intended to stabilize the market price of the Company’s securities.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under U.S. and/or Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

Holders of Common Shares are entitled to one vote for each share held at all meetings of shareholders, to receive dividends if, as and when declared by the Company’s board of directors, and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of the shares. The Common Shares carry no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a shareholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in DeFi Technologies’ articles, by-laws and the OBCA.

Debt Securities

In this description of Debt Securities, “DeFi Technologies” or the “Company” refer to DeFi Technologies Inc., but not to the Company’s subsidiaries. As of August 28, 2025, there were no Debt Securities issued and outstanding that were issued pursuant to any prospectus or registration statement. The Debt Securities may be offered separately or together with other Securities, as the case may be.

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. DeFi Technologies may issue Debt Securities in one or more series under an indenture to be entered into between the Company and one or more trustees. To the extent applicable, such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the indenture relating to the Debt Securities to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into.

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to all Debt Securities.

The Debt Securities will be direct unsecured obligations of the Company and will be senior or subordinated indebtedness of the Company, as described in the relevant Prospectus Supplement.

The Debt Securities will be issued under one or more trust indentures between the Company and a trustee determined by the Company in accordance with applicable laws, as supplemented and amended from time to time. The applicable Prospectus Supplement will include, as applicable, disclosure regarding: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Debt Securities will be issued; (iv) the date or dates on which such Debt Securities will mature; (v) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which interest will be payable and the record dates for such payments; (vii) the debenture trustee under the trust indenture pursuant to which the Debt Securities are to be issued; (viii) any redemption term or terms under which such Debt Securities may be defeased; (ix) whether such Debt Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) any exchange or conversion terms; (xi) whether such Debt Securities will be subordinated to other liabilities of the Company; and (xii) any other specific terms.

Debt Securities may be offered separately or together with Common Shares, Subscription Receipts, Warrants or Convertible Securities. See “Units”.

Subscription Receipts

The following sets forth certain general terms and provisions of the Subscription Receipts. The specific terms of the Subscription Receipts as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to the Subscription Receipts as described in a Prospectus Supplement.

The Subscription Receipts will be issued under a subscription receipt agreement. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it. The following sets forth certain general terms and provisions of the Subscription Receipts. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities of the Company that may be issued or delivered upon exchange of each Subscription Receipt; (v) certain material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (vi) any other material terms and conditions of the Subscription Receipts. Common Shares and/or other securities of the Company issued or delivered upon the exchange of Subscription Receipts will be issued for no additional consideration. Prior to exercise, holders of Subscription Receipts will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Subscription Receipts.

Under the subscription receipt agreement, an original purchaser of Subscription Receipts may have a contractual right of rescission following the issuance of Common Shares and/or other securities of the Company issued or delivered to such purchaser upon exchange of Subscription Receipts, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender or deemed surrender of the Subscription Receipts, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.

Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Convertible Securities. See “Units”.

Warrants

The following sets forth certain general terms and provisions of the Warrants. The specific terms of a series of Warrants as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to a given series of Warrants.

Each series of Warrants will be issued under a separate warrant indenture in each case between the Company and a warrant agent determined by the Company. A copy of any warrant indenture relating to an offering of Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it. The applicable Prospectus Supplement will include, where applicable, disclosure regarding: (i) the title or designation of the Warrants; (ii) the number of Warrants offered; (iii) the number of Common Shares and/or other securities of the Company purchasable upon exercise of the Warrants and the procedures for exercise; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security; (vii) certain material income tax consequences of owning, holding and disposing of the Warrants; and (viii) any other material terms and conditions of the Warrants including transferability and adjustment terms and whether the Warrants will be listed on a stock exchange. Prior to exercise, holders of Warrants will not have any of the rights of holders of Common Shares or other underlying securities issuable upon exercise of the Warrants.

The Company will not offer Warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.

Warrants may be offered separately or together with Common Shares, Debt Securities, Convertible Securities or Subscription Receipts. See “Units”.

Convertible Securities

The following sets forth certain general terms and provisions of the Convertible Securities. The specific terms of any Convertible Securities as described in a Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are differences between the Prospectus Supplement and this Prospectus, the Prospectus Supplement will prevail. As a result, the information in this section may not apply to Convertible Securities as described in this section.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other securities of the Company, and may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Convertible Securities being offered thereby, which may include disclosure regarding: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other securities of the Company; (iv) the number of Common Shares and/or other securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; (viii) whether the Convertible Securities will be listed on any securities exchange; (ix) whether the Convertible Securities are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) certain material income tax consequences of owning the Convertible Securities; and (xi) any other material terms and conditions of the Convertible Securities. Convertible Securities may be offered separately or together with Common Shares, Debt Securities, Warrants and/or Subscription Receipts. See “Units”.

Units

Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. As a result, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.

EARNINGS COVERAGE RATIOS

If the Company offers Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

PRIOR SALES

The following are the only sales of Common Shares, or securities that are convertible or exchangeable into Common Shares, within the 12-month period prior to the date of this Prospectus:

Date of Issuance	Type of Security	Number Issued	Issue Price
July 29, 2024	Options	3,667,187	$2.17
July 29, 2024	DSUs	4,439,007	N/A
September 24, 2024	DSUs	1,125,000	N/A
October 7, 2024	Common Shares(1)	2,500,000	$2.62
November 4, 2024	Options	146,500	$2.28
November 4, 2024	DSUs	100,000	N/A
November 21, 2024	DSUs	1,950,000	N/A
December 6, 2024	Options	635,000	$4.50
December 6, 2024	DSUs	600,000	N/A
January 6, 2025	Options	100,000	$4.59
January 6, 2025	DSUs	100,000	N/A
January 28, 2025	Options	1,200,000	$4,52
January 28, 2025	DSUs	1,400,000	N/A
March 6, 2025	Common Shares (2)	186,304	$4.26
April 17, 2025	Common Shares (3)	1,607,717	$3.37
May 26, 2025	Options	171,030	$4.97
May 26, 2025	DSUs	295,362	N/A
July 11, 2025	Options	200,000	$4.00
July 11, 2025	DSUs	44,323	N/A

(1)	Issued to shareholders of Neuromonics AG in connection with the acquisition of securities of Neuromonics AG.
(2)	Issued to CH Technical Solutions SA in connection with the acquisition of capital of CH Technical Solutions SA.
(3)	Issued to shareholders of Stillman Digital in connection with the acquisition of all issued and outstanding securities of Stillman Digital

Information in respect of Common Shares, or securities that are convertible or exchangeable into Common Shares, we issued within the previous twelve month period of any Prospectus Supplement will be provided as required in such Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares trade on the Cboe Canada under the symbol “DEFI”, on Nasdaq under the symbol “DEFT”, and on FSE under the symbol “GR: R9B”. The following tables set forth information relating to the trading and quotation of the Common Shares on Cboe Canada and Nasdaq, for the months indicated. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares in each Prospectus Supplement to this Prospectus.

	Cboe Canada			Nasdaq
	High	Low	Volume	High	Low	Volume
	(Cdn$)			(US$)
August 1 – 28, 2025	4.12	2.83	7,721,435	3.01	2.04	85,766,184
July 2025	4.88	3.70	12,237,975	3.59	2.71	107,584,560
June 2025	4.93	3.50	10,688,355	3.60	2.54	44,040,212
May 2025	6.20	3.91	19,793,797	4.95	2.84	46,037,747
April 2025	4.30	2.31	1,096,981,836	3.10	1.65	12,987,604
March 2025	4.53	2.43	27,794,190	3.15	1.70	18,540,631
February 2025	4.95	3.08	20,146,439	3.48	2.15	20,626,099
January 2025	4.85	3.57	15,967,110	3.38	2.50	18,821,323
December 2024	5.24	3.12	27,891,500	3.75	2.23	36,124,500
November 2024	3.67	2.19	29,806,215	2.64	1.50	36,714,629
October 2024	2.91	2.31	10,202,997	2.25	1.65	14,566,126
September 2024	3.05	2.29	10,929,372	2.27	1.68	18,745,990
August 2024	3.10	1.70	16,841,042	2.30	1.05	18,480,946

Certain Federal Income Tax Considerations

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the applicable Securities offered thereunder, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is subject to United States federal taxation. Prospective investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors prior to deciding to purchase any of the Securities.

Risk Factors

Before making an investment decision, prospective investors of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein (including under the heading “Risk Factors” in the AIF and any subsequently filed documents incorporated by reference in this Prospectus), including the applicable Prospectus Supplement, and consult with their professional advisors to assess any investment in the Company.

The risks and uncertainties described in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein are those the Company currently believes to be material, but they are not the only ones the Company faces. If any of such risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, prospects, financial condition, results of operations and cash flows, and consequently the price of the Common Shares or any other publicly traded Securities at the applicable time, could be materially and adversely affected. In all these cases, the trading price of such Securities could decline, and prospective investors could lose all or part of their investment.

Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described in this Prospectus and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference), including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. The Company cannot provide any assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of any of the risks described or other unforeseen risks.

An investment in the Securities, as well as the Company’s prospects, are speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment.

Discretion over Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

No Market for Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units

There is currently no trading market for any Debt Securities, Subscription Receipts, Warrants, Convertible Securities or Units that may be offered. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices may depend on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Common Shares, general economic conditions, and the Company’s financial condition, historic financial performance and future prospects.

Loss of Entire Investment

An investment in the Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Risks Associated with Future Acquisitions

The Company intends to continue to acquire additional businesses. Acquisitions involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or circumstances, and legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition. In addition, there can be no assurance that the Company can complete any acquisition it pursues on favourable terms, that any acquired businesses, products or technologies will achieve anticipated revenues and income, that any acquired businesses will be successfully integrated without significant use of the Company’s resources and management’s attention, or at all, or that any acquisitions completed will ultimately benefit the business. Furthermore, the potential funding of any such future acquisitions could require diversion of revenue or securing of debt or equity financings by the Company which could, in turn, result in a potentially dilutive issuance of equity securities. If a strategy of growth through acquisition is pursued, the failure of the Company to successfully manage this strategy could have a material adverse effect on the Company’s business, results of operations, prospects and financial condition.

Dilution from exercise of outstanding Options or warrants

The Company has outstanding stock options (the “Options”), deferred share units (the “DSUs”) and warrants representing a right to receive Common Shares on the due exercise thereof. The exercise of Options, DSUs and warrants and the subsequent resale of such Common Shares in the public market, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares or may grant share purchase warrants and the Company is expected to grant additional Options, DSUs, restricted share units, and performance share units. Any Common Share issuances will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the of Cboe Canada, Nasdaq, FSE or achieve listing on any other exchange.

Effect of changes in interest rates on Debt Securities

Prevailing interest rates will affect the market price or value of any Debt Securities. The market price or value of any Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of fluctuations in foreign currency markets on Debt Securities

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable Prospectus Supplement.

The Company may be unable to obtain additional financing on acceptable terms or at all

The continued development of the Company may require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company’s business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. The Company may require additional financing to fund its operations until positive cash flow is achieved.

Agent for Service of Process

The Company is a corporation governed by the OBCA. Some of the directors and officers of the Company are not residents of Canada or otherwise reside outside Canada, and all or a substantial portion of their assets are located outside Canada. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of Securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of Debt Securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company under applicable securities laws.

Olivier Roussy Newton, a director and the Company’s Chief Executive Officer and Executive Chairman, Andrew Forson, the Company’s President, and directors Mikael Tandetnik, Stefan Hascoet, Chase Ergen, Per Von Rosen and Silvia Andriotto each reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Olivier Roussy Newton	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, 5H 2T6
Mikael Tandetnik	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, 5H 2T6
Stefan Hascoet	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Andrew Forson	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Chase Ergen	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Per Von Rosen	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6
Silvia Andriotto	DeFi Technologies Inc. Suite 2400, 333 Bay Street, Toronto, Ontario, M5H 2T6

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to such offering of Securities will be passed upon on behalf of the Company by Fasken Martineau DuMoulin LLP with respect to Canadian legal matters and by Lowenstein Sandler LLP with respect to U.S. legal matters. As of the date of this Prospectus, partners and associates of Fasken Martineau DuMoulin LLP, beneficially owned, directly or indirectly, less than 1% of any issued and outstanding securities of the Company or any associates or affiliates of the Company.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditor of the Company is HDCPA Professional Corporation. HDCPA Professional Corporation has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The transfer agent and registrar of the Common Shares is Odyssey Trust Company, at #702-67 Yonge Street, Toronto ON M5E 1J8

Well-Known Seasoned Issuer

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including OSC Rule 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden associated with certain prospectus requirements under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 for issuers that are well-known reporting issuers, have a strong market following, have a complete public disclosure record and have a sufficient public float. The WKSI Blanket Orders came into force on January 4, 2022 and allow such “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated July 30, the Company was granted a permanent exemption from the requirement prescribed by the Securities Act (Québec) and by NI 44-101 to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption was granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market distribution”), and the documents incorporated by reference therein be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a Prospectus Supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto. However, purchasers of common shares distributed under an “at-the-market distribution” by the Company do not have the right to withdraw from an agreement to purchase the common shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to common shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the common purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or Prospectus Supplement (including a pricing supplement) relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Any remedies under securities legislation that a purchaser of Common Shares distributed under an “at-the-market distribution” may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

CONTRACTUAL RIGHTS OF RECISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Warrants if offered separately, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. Other than in the case of an offering of warrants that may reasonably be regarded as incidental to the offering as a whole, the contractual right of rescission will entitle such original purchasers to receive the original amount paid for the convertible securities and any additional amount paid upon the conversion, exchange or exercise of such securities, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces and territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the Securities that were purchased under a prospectus, and therefore, a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province or territory in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated: August 29, 2025

This short form prospectus, together with the documents incorporated by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) “Olivier Roussy Newton” Chief Executive Officer	(Signed) “Paul Bozoki” Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Mikael Tandetnik” Director	(Signed) “Stefan Hascoet” Director

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